UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
WRAY INC

Legal status of issuer

    Form
    c-corp

    Jurisdiction of Incorporation/Organization
    New York, United States

    Date of organization
    June 1, 2015

Physical address of issuer
52 Aster Rd, Olivebridge NY 12461

Website of issuer
https://wray.nyc/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
January 13, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,070,147	$399,962
Cash & Cash Equivalents	$58,597	$82,013
Accounts Receivable	$0	$0
Short-term Debt	$503,767	$331,415
Long-term Debt	$322,697	$157,556
Revenues/Sales	$1,772,810	$718,712
Cost of Goods Sold	$492,029	$290,008
Taxes Paid	$0	$0
Net Income (Loss)	$56,100	$77,219

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 1, 2022

WRAY INC

W R A Y

Up to $1,235,000 of Convertible Note

WRAY INC, ("WRAY INC", "WRAY", the "Company", "we", "us", or "our"), is offering up to $1,235,000 worth of Convertible Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 27, 2023, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 13, 2023 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://wray.nyc/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/wray

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

WRAY INC ("the Company") is a New York, United States c-corp, incorporated on June 1, 2015.

The Company is located at 52 Aster Rd, Olivebridge NY 12461.

The Company's website is https://wray.nyc/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/wray and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Note being offered	$25,000
Maximum amount of Convertible Note	$1,235,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	January 13, 2023
Use of proceeds	See the description of the use of proceeds on page 11 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 9, 10, and 11 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company entered into a Line of Credit agreement with during fiscal year 2020. The credit facility size $50,000. The interest rate is 12% per annum. The total outstanding balance as of December 31, 2021, and December 31, 2020 was $4,240 and $40,229, respectively. The entire balance is classified as current.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Investors that invest earlier in the Offering will be rewarded with a lower valuation cap. The base valuation cap is $8,000,000; however, investors that confirm their investment no later than December 13, 2022 (at 11:59 PM ET) will have a valuation cap of $6,400,000. Investors that confirm their investment after December 13, 2022 (at 11:59 PM ET) but no later than December 20, 2022 (at 11:59 PM ET) will have a valuation cap/ of $7,200,000. Investors that confirm their investment after December 20, 2022 (at 11:59 PM ET) will have the base valuation cap of $8,000,000.

The Total Amount Raised may include $200,000 of investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

The Company has outstanding liabilities. The Company owes (i) SBA loan $121,981 in remaining payments due on June 15, 2050, (ii) Ethan Cook approximately $30,665 in 2021, (iii) PayPal approximately $61,768 in 2022, (iv) Wray Serna approximately $54,516 on January 1, 2024, (v) CREDIBILITY CAPITAL INC. approximately $253,793 on May 10, 2025, and (vi) 22 Acacia, inc approximately $52,114 on May 10, 2025.

The Company has not filed a Form D for its Pre-Seed offering from July 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company received a loan in the amount of $54,516 from the shareholder, Wray Serna. The loan bears a zero interest rate and the repayment starts from 1/1/2024. As of December 31, 2021, December 31, 2020, the outstanding balance $54,516 and $80,749, respectively.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fashion market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Wray Serna and Bradford Stephens. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Convertible Note will not be freely tradable until one year from the initial purchase date. Although the Convertible Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Note. Because the Convertible Note have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Note have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Note may also adversely affect the price that you might be able to obtain for the Convertible Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Convertible Note that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Note reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Note) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Note into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert based on a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Problem:

There's a $264.4B market by 2027 for extended size clothing that is greatly underserved. Companies are missing out on over 61% of potential revenue by not having inclusive sizing (percent of women who wear extended sizes). There is a lack of on-trend, sustainably-made fashion brands that service the full size range of customers looking to dress fashionably without sacrificing their ethics.

Solution:

WRAY offers chic, high-quality, and accessible luxury fashion that matches Gen-Z values. We are ethically produced, one of the most size-inclusive lines in North America, and our price point is competitive with contemporary disposable brands.

Business Plan

Traction:

- Achieved $2.9 million in sales in the last 365 days (TTM as of Nov 2022).
- 259% average YoY sales growth since 2018, with a repeat customer rate of 59%.
- 70,000 email subscribers, with an average open rate of 63% - more than triple the fashion industry average of 15%.
- AOV of $239, with markups on our popular items of 3.19x - 7.92x our costs.
- 73,000 Instagram followers, with celebrity influencers including Hilary Duff and Dakota Johnson.
- Achieved $70,000 in-store revenue within the first month of opening brick-and-mortar location, exceeding first-month revenue goals by 75%.
- Pre-order sold through ⅓ black color of one of the first high end extended size boots

Product:

Product is king at WRAY. Our designs are trend-setting, priced competitively with the contemporary market, and offer accessible luxury in sizes XXS-6X. Part of our "secret sauce" at WRAY is to test a style in a drop and iterate on that silhouette or print across more SKUs - to amortize our development costs while increasing our profits and revenue.

By using this approach, we've identified over a dozen "evergreen" SKUs that account for $1M+ in sales, which we plan to keep in stock to continually acquire new customers.

Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use $28,750 of the proceeds, or 11.5%, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use $102,625 of the proceeds, or 8.31%, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Closing Amount Raised	% if Maximum Amount Raised
Product	80%	60%
Growth Marketing	20%	20%
Staffing	0%	10%
Debt Restructuring	0%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Wray Serna	CEO	Chief Executive Officer, designing products, overseeing day-to-day operations and managing employees
Bradford Stephens	Executive	Providing strategic direction on digital marketing and finances

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	8,850,000	Yes	N/A	N/A	87.624%	N/A
Preferred Shares	1,250,000	As defined in COI	N/A	N/A	12.376%	See COI

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by Wray Serna.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Wray Serna	7,750,000	77.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Wray, Inc. was incorporated on Jun 1, 2016, in the state of New York. The financial statements of Wray, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Wray creates on-trend, accessible luxury fashion that matches Gen-Z values: we are sustainable and ethically produced, one of the most size-inclusive lines in North America and take a modern approach to design.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $133,995.59 in cash on hand as of November 7, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Convertible Notes are being offered with a valuation cap of $8,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	July 1, 2020	Regulation D	SAFE Note	$78,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Convertible Note sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Note sold in this Offering will convert will be:

- Subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Note plus accrued unpaid interest, or the amount of stock the Convertible Note would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Note accrue an annual interest rate of 3%.

The securities into which the Convertible Note in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Note in the Regulation D offering convert under similar terms to the Convertible Note in this Regulation CF offering.

Dilution
Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company received a loan in the amount of $54,516 from the shareholder, Wray Serna. The loan bears a zero interest rate and the repayment starts from 1/1/2024. As of December 31, 2021, December 31, 2020, the outstanding balance $54,516 and $80,749, respectively.

Company owner Wray Serna extended a $54,515.67 loan at 0% interest on 1/15/2021.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Wray Serna
_____
(Signature)

Wray Serna
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Wray Serna
_____
(Signature)

Wray Serna
_____
(Name)

CEO
_____
(Title)

December 1, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

WRAY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Wray, Inc.
Brooklyn, New York

We have reviewed the accompanying financial statements of Wray, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 31, 2022
Los Angeles, California

WRAY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	58,597	$	82,013
Inventory		961,569		-
Prepaids and Other Current Assets		7,194		7,194
Total Current Assets		**1,027,360**		**89,207**
Security Deposit		42,787		310,756
Total Assets	**$**	**1,070,147**	**$**	**399,962**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	67,964	$	59,475
Credit Cards		49,517		-
Current Portion of Loans and Notes		219,729		208,448
Trade Finance Agreements		336,133		20,541
Line of Credit		4,240		40,229
Other Current Liabilities		103,321		2,722
Total Current Liabilities		**780,905**		**331,415**
Promissory Notes and Loans		322,697		157,556
Total Liabilities		**1,103,602**		**488,971**
STOCKHOLDERS EQUITY				
Common Stock		4,327		1,000
Additional Paid in Capital		679		-
Shareholder Distribution		(4,552)		-
Retained Earnings/(Accumulated Deficit)		(33,908)		(90,008)
Total Stockholders' Equity		**(33,455)**		**(89,008)**
Total Liabilities and Stockholders' Equity	**$**	**1,070,147**	**$**	**399,962**

See accompanying notes to financial statements.

WRAY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 1,772,810	$ 718,712
Cost of Goods Sold	492,029	290,008
Gross profit	1,280,781	428,704
Operating expenses		
General and Administrative	760,384	177,603
Sales and Marketing	434,382	171,160
Total operating expenses	1,194,767	348,763
Operating Income/(Loss)	86,014	79,941
Interest Expense	29,914	2,722
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	56,100	77,219
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 56,100**	**$ 77,219**

See accompanying notes to financial statements.

WRAY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2019	**200**	**$ 0**	**$ -**	**$ -**	**$ (167,227)**	**$ (167,227)**
Issuance of Stock	7,749,800	1,000				1,000
Net income/(loss)					77,219	77,219
Balance—December 31, 2020	7,750,000	1,000	-	-	$ (90,008)	$ (89,008)
Issuance of Stock	100,000	3,327	-			3,327
Share-Based Compensation			679			679
Shareholder Distribution				(4,552)		(4,552)
Net income/(loss)					56,100	56,100
Balance—December 31, 2021	**7,850,000**	**$ 4,327**	**$ 679**	**$ (4,552)**	**$ (33,908)**	**$ (33,455)**

See accompanying notes to financial statements.

WRAY INC.

STATEMENTS OF **C**ASH **F**LOWS

(UNAUDITED**)**

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	56,100	$	77,219
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		679		-
Changes in operating assets and liabilities:				
Inventory		(961,569)		-
Prepaids and Other Current Assets		-		(7,194)
Accounts Payable		8,489		59,475
Credit Cards		49,517		(132)
Other Current Liabilities		100,599		2,722
Security Deposit		267,969		(242,648)
Net cash provided/(used) by operating activities		**(478,217)**		**(110,557)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		3,327		1,000
Shareholder Distribution		(4,552)		
Trade Finance Agreements		315,593		20,541
Line of Credit		(35,989)		40,229
Borrowing on Promissory Notes and Loans		176,422		127,217
Net cash provided/(used) by financing activities		**454,801**		**188,986**
Change in Cash		(23,416)		78,429
Cash—beginning of year		82,013		3,584
Cash—end of year	$	**58,597**	$	**82,013**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	29,914	$	2,722
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Wray, Inc. was incorporated on Jun 1, 2016, in the state of New York. The financial statements of Wray, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

 Wray creates on-trend, accessible luxury fashion that matches Gen-Z values: we are sustainable and ethically produced, one of the most size-inclusive lines in North America and take a modern approach to design.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFI (first-in-first out) method.

WRAY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Income Taxes

Wray Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of fashion products.

Cost of sales

Costs of goods sold include the cost of goods sold, shipping, delivery, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $434,382 and $171,160, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2021		2020
Finished goods		961,569		
Total Inventory	$	**961,569**	$	**-**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2021		2020
Prepaid interest		7,194		7,194
Total Prepaids and Other Current Assets	$	**7,194**	$	**7,194**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2021		2020
Gift Cards		70,575		-
Accured Interest		32,636		2,722
Other current liabilities		110		-
Total Other Current Liabilities	$	**103,321**	$	**2,722**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 7,850,000 and 7,750,000 shares have been issued and are outstanding, respectively.

6.   SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 900,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-		-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-		-
Exercisable Options at December 31, 2020	-		
Granted	100,000	$ 3,500	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	100,000	$ 3,500	9.10
Exercisable Options at December 31, 2021	100,000	$ 3,500	9.10

Stock option expense for the years ended December 31, 2021, and December 31, 2020 was $679 and $0, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Loan Fee	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA loan	$ 115,300	$ -	3.75%	6/15/2020	6/15/2050	$ 4,324	6,681 $	6,744 $	108,556 $	121,981	$ 2,357	$ 2,357 $	6,744	$ 108,556	$ 117,657
Ethan Cook- Loan Payable	$ 50,000	$ -	0.00%	2020	2021	$ -	- $	30,665 $	- $	30,665	$ -	$ - $	96,955	$ -	$ 46,955
PayPal Loan	$ 64,000	$ 7,973		2021	2022	$ -	- $	61,768 $	- $	61,768	$ -	$ - $	-	$ -	$ -
Wray Serna- Loan Payable	$ 54,515	$ -	0.00%	2021	1/1/2024	$ -	- $	- $	54,516 $	54,516	$ -	$ - $	80,749	$ -	$ 80,749
CREDIBILITY CAPITAL INC.	$ 300,000	$ -	12.99%	5/10/2021	5/10/2025	$ 25,090	25,090 $	96,552 $	132,151 $	253,793	$ -	$ -			
22 Acacia, inc- Loan Payable	$ 50,000	$ -	1.00%	2020	2023	$ 500	640 $	24,000 $	27,475 $	52,114	$ 365	$ 365 $	24,000	$ 49,000	$ 73,000
Total						$ 29,914	$ 32,411 $	219,729 $	322,697 $	574,837	$ 2,722	$ 2,722 $	208,448	$ 157,556	$ 318,362

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 219,729
2023	127,296
2024	127,296
2025	42,343
2026	6,744
Thereafter	19,018
Total	$ 542,426

Line of Credit

The Company entered into a Line of Credit agreement with during fiscal year 2020. The credit facility size $50,000. The interest rate is 12% per annum. The total outstanding balance as of December 31, 2021, and December 31, 2020 was $4,240 and $40,229, respectively. The entire balance is classified as current.

Trade Finance Agreements

During fiscal year 2020, the Company entered into a finance agreement with Shopify Capital Agreement in the amount of $295,000. The remittance rate is 17%. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $221,247 and $20,541, respectively, and entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a finance agreement with Wayflyer advance agreement in the amount of $50,000. The remittance rate is 8%. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $24,735 and $0, respectively, and entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a Revenue Advance Agreement with SellersFunding in the amount of $100,000. The interest rate is 8%. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $90,150 and $0, respectively, and the entire amount is classified as the current portion.

8.   RELATED PARTY

The Company received a loan in the amount of $54,516 from the shareholder, Wray Serna. The loan bears a zero interest rate and the repayment starts from 1/1/2024. As of December 31, 2021, December 31, 2020, the outstanding balance $54,516 and $80,749, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 31, 2022, which is the date the financial statements were available to be issued.

On February 1, 2022, Wray Inc converted from an S-Corp to a New York C-Corp.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website


SUSTAINABLE
MODERN
INCLUSIVE
W R A Y
2022

WRAY

Profitable, size-inclusive fashion brand for women

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$1,000	$8,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN WRAY

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Purchased securities are not listed on any exchange.

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Website: http://wray.nyc

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WRAY is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
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Company Highlights

- Achieved over $2.9M in sales in the last year (TTM as of Nov 2022, unaudited), with a repeat customer rate of 59%, higher than the fashion industry average of 20%
- Investors and advisors include the founder of ModCloth, CFO of Moët Hennessy Louis Vuitton (LVMH), CRO at Alexis Bittar, and more
- Achieved over $70K in in-store revenue within one month of opening a brick-and-mortar location
- Celebrity endorsements from names including Aidy Bryant, Hilary Duff, and Dakota Johnson
- One of the first ever high-end fashion brands to include extended sizes for all styles

Fundraise Highlights

- Total Round Size: US $1,800,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $8,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Founded in 2015, WRAY creates on-trend, accessible luxury fashion that matches Gen-Z values. We are sustainable and ethically produced, one of the most size inclusive lines in North America, and take a modern approach to design.

Problem:

There's a $264.4B market by 2027 for extended size clothing that is greatly underserved. Companies are missing out on over 61% of potential revenue by not having inclusive sizing (percent of women who wear extended sizes). There is a lack of on-trend, sustainably-made fashion brands that service the full size range of customers looking to dress fashionably without sacrificing their ethics.

Solution:

WRAY offers chic, high-quality, and accessible luxury fashion that matches Gen-Z values. We are ethically produced, one of the most size-inclusive lines in North America, and our price point is competitive with contemporary disposable brands.

Traction:

- Achieved $2.9 million in sales in the last 365 days (TTM as of Nov 2022).
- 259% average YoY sales growth since 2018, with a repeat customer rate of 59%.
- 70,000 email subscribers, with an average open rate of 63% - more than triple the fashion industry average of 15%.
- AOV of $239, with markups on our popular items of 3.19x - 7.92x our costs.
- 73,000 Instagram followers, with celebrity influencers including Hilary Duff and Dakota Johnson.
- Achieved $70,000 in-store revenue within the first month of opening brick-and-mortar location, exceeding first-month revenue goals by 75%.
- Pre-order sold through ⅓ black color of one of the first high end extended size boots

Product:

Product is king at WRAY. Our designs are trend-setting, priced competitively with the contemporary market, and offer accessible luxury in sizes XXS-6X. Part of our "secret sauce" at WRAY is to test a style in a drop and iterate on that silhouette or print across more SKUs - to amortize our development costs while increasing our profits and revenue.

By using this approach, we've identified over a dozen "evergreen" SKUs that account for $1M+ in sales, which we plan to keep in stock to continually acquire new customers.

Gallery




Hilary
Duff

Hilary Duff.

Hilary Duff wearing one of our painted tops

Media Mentions



The Team

Founders and Officers



Wray Serna
CEO

Wray is the founder of WRAY and former co-founder and Chief Design Officer of Cloth, a VC-backed fashiontech company and app. Wray has worked with celebrated designers like Issey Miyake, and alongside design is a skilled production manager, overseeing operations and supply chain.



Bradford Stephens
EXECUTIVE, SALESFORCE/SERVICETITAN

Bradford is a founder and executive of 4 VC-backed technology startups (1 exit), a former executive at Salesforce, and currently an executive at ServiceTitan. His specialty is building data and AI-driven eCommerce companies and SaaS platforms. He invested in and joined WRAY because he found a team to finally tackle an unaddressed, multi billion-dollar market.

Notable Advisors & Investors

 **Adil Wali**  **Luc Ferriere**  **Naowna Simon**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,800,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Convertible Note

Valuation Cap:	US $8,000,000
Interest rate:	3.0%
Note term:	24 months

Additional Terms

Custody of Shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
SWIFT Tiers for Valuation Cap	Investors that invest earlier in the Offering will be rewarded with a lower valuation cap. The base valuation cap is $8,000,000; however, investors that confirm their investment no later than December 13, 2022 (at 11:59 PM ET) will have a valuation cap of $6,400,000. Investors that confirm their investment after December 13, 2022 (at 11:59 PM ET) but no later than December 20, 2022 (at 11:59 PM ET) will have a valuation cap/ of $7,200,000. Investors that confirm their investment after December 20, 2022 (at 11:59 PM ET) will have the base valuation cap of $8,000,000.
Total Amount Raised	The Total Amount Raised may include $100,000 of investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Closing conditions:	While WRAY has set an overall target minimum of US $250,000 for the round, WRAY must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to WRAY's Form C.
Regulation CF cap:	While WRAY is offering up to US $1,800,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Update on SeedInvest:	Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds



If Minimum Amount Is Raised · If Maximum Amount Is Raised

Product · Growth Marketing

Product · Growth Marketing · Staffing

Debt Restructuring

Investor Perks

Early Bird Investor Perk: All investors who invest $1,500 or more by Friday, December XXth at 11:59 PM ET will receive a $150 gift card for WRAY

Tier 1: Investors who invest $2,500-$4,999 will receive $100 gift card for WRAY

Tier 2: Investors who invest $5,000-$49,000 will receive 20% off your next order at WRAY (and Tier 1 perks)

Tier 3: Investors who invest $50,000 and more will be invited to regular 1-on-1 meetings with the WRAY team to discuss the company, design, or style suggestions (and Tier 2 and Tier 1 perks)

Discount/gift card perks are transferable.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of WRAY's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $78,000
Closed Date	Sep 1, 2020
Security Type	SAFE Note
Valuation Cap	US $624,000

Market Landscape



Global Women's Extended Size Market

Market Overview:

In the US, almost 67% of women wear a size 16 or larger. Plus size apparel is one of the fastest growing segments of the fashion industry, with an expected market value of over $264.4 billion by 2027. (See details here: https://www.credenceresearch.com/report/plus-size-womens-clothing-market)

Demand for sustainable fashion has an expected market size of $8.25 billion by 2023.

58% of consumers factor sustainability and ethics into their purchasing decisions.

Barriers to Entry/Competitive Advantages :

In the contemporary space... unlike our competitors, we offer all styles in sizes XXS-6X while upholding ethical production and fashion forward designs that aim to captivate Gen Z.

In the ethical space... there's a lack of ethics when it comes to size inclusion and diversity; we center diversity in our experience, marketing, and collaborations - and it has proven to convert.

In the size inclusive space... there's a lack of on-trend, luxury, and made-to-last pieces available to a fashion-forward consumer.

The average cost of our items is around $240, and that represents a 3-4x markup on costs. We aim to keep our costs low through supply chain optimization.

Competition:

Old Navy: We believe Old Navy has failed at engineering their size expansion contributing to a revenue loss of 19%, approximately $1.8 billion in their first quarter in 2022, and ordering distribution failure. We have iterated our size distribution at a smaller scale and believe we have perfected it. Old Navy also does not focus on sustainability as WRAY does.

Reformation: Reformation has a similar price point, customer base, and a focus on sustainability as WRAY, but no extended size offerings.

Risks and Disclosures

The Company entered into a Line of Credit agreement with during fiscal year 2020. The credit facility size $50,000. The interest rate is 12% per annum. The total outstanding balance as of December 31, 2021, and December 31, 2020 was $4,240 and $40,229, respectively. The entire balance is classified as current.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Total Amount Raised may include $100,000 of investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

The Company has outstanding liabilities. The Company owes (i) SBA loan $121,981 in remaining payments due on June 15, 2050, (ii) Ethan Cook approximately $30,665 in 2021, (iii) PayPal approximately $61,768 in 2022, (iv) Wray Serna approximately $54,516 on January 1, 2024, (v) CREDIBILITY CAPITAL INC. approximately $253,793 on May 10, 2025, and (vi) 22 Acacia, inc approximately $52,114 on May 10, 2025.

The Company has not filed a Form D for its Pre-Seed offering from July 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company received a loan in the amount of $54,516 from the shareholder, Wray Serna. The loan bears a zero interest rate and the repayment starts from 1/1/2024. As of December 31, 2021, December 31, 2020, the outstanding balance $54,516 and $80,749, respectively.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fashion market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Wray Serna and Bradford Stephens. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⌄ 🗁 Financials (2 files)	Nov 29, 2022	Folder
⌄ 🗁 Fundraising Round (1 file)	Nov 29, 2022	Folder
⌄ 🗁 Miscellaneous (4 files)	Nov 29, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in WRAY

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by WRAY. Once WRAY accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to WRAY in exchange for your securities. At that point, you will be a proud owner in WRAY.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, WRAY has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

- The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now WRAY does not plan to list these securities on a national exchange or another secondary market. At some point WRAY may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when WRAY either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is WRAY's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the WRAY's Form C. The Form C includes important details about WRAY's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck


W R A Y

2022



W R A Y

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

WRAY

About Us

Founded in 2015, WRAY creates on-trend, accessible, luxury fashion that matches Gen-Z values: we are **sustainable** and **ethically produced**, one of the most **size inclusive** lines in North America, and take a **modern** approach to design.

The Numbers, at a glance...

 **$2.9 million** in sales in a year (Sep '21 – Sep '22)

 **259%** YoY Growth (2019-2022), with a repeat customer rate of 59**%**

 **70,000** email subscribers, with an open rate of 63**%** -- more than triple the industry average of 15%

 **73,000** IG followers, with influencers like Hilary Duff and Aidy Bryant

 **$70,000** in-store revenue within the first month of opening (Aug '22) brick-and-mortar location, exceeding first-month revenue goals by 75%.



WRAY

Meet Our Team

The executive team has a combined 40 years of experience in fashion and eCommerce at leadership levels.

Wray Serna, CEO & Founder

Wray Serna is a fashion designer and tech entrepreneur. She's the founder of WRAY and former co-founder and Chief Design Officer of Cloth, a VC-backed fashiontech company and app. Wray has worked with celebrated designers like Issey Miyake, and alongside design is a skilled production manager, overseeing operations and supply chain.

Adil Wali, Investor

Adil Wali was the Co-Founder of ModCloth, acquired by Walmart. He is a FinTech executive, startup veteran, and early-stage investor. Adil currently serves as Head of Product for Meta FinTech, where he oversees all of payments for Meta. Adil is adept at both visionary thinking and detailed execution at scale. His superpower is building exceptional teams and he brings unwavering energy to every problem he faces.

Luc Ferriere, Advisor

Luc Ferriere was recently appointed CFO of Lacoste North Americas, after 14 years at LVMH in various Finance & Operations positions, serving multiple brands on various continents.

Bradford Stephens, Co-founder

Bradford is a founder and executive of 4 VC-backed technology startups (1 exit), a former executive at Salesforce, and currently an executive at ServiceTitan. His specialty is building data and AI-driven eCommerce companies and SaaS platforms. He invested in and joined WRAY because he found a team to finally tackle an unaddressed, multi billion-dollar market.

Naowna Simon, Advisor

Naowna Simon is the Chief Revenue Officer at Alexis Bittar. She has a career history of growing multi-channel businesses, and increasing sales revenues across brick and mortar and e-commerce experiences. She has a track record of consistently meeting and exceeding EBITDA goals, profitability growth, customer satisfaction and loyalty, and reducing return rates.

WRAY



Problem

There's a lack of on-trend, sustainably-made fashion brands that services the full size range of customers looking to dress fashionably without sacrificing their ethics.

The Numbers, at a glance...

In the US, approximately **67%** of women wear a size 16 or larger. Plus size apparel is one of the fastest growing segments of the fashion industry, with an expected market value of over **$264.4 billion by 2027.**
Demand for sustainable fashion has an expected market size of **$8.25 billion** by 2023.

WRAY



Solution

WRAY offers on trend, high quality, accessible luxury fashion that matches Gen-Z values: we are ethically produced, one of the most size-inclusive lines in North America, and our price point is competitive with contemporary disposable brands.

Sustainable
--- ● ---
Modern
Inclusive

WRAY









Wray vs.
The Rest

In the contemporary space... Unlike our competitors, we offer all styles in sizes XXS-6X while upholding ethical production and fashion forward designs that captivate Gen Z in both their sartorial desires and sustainable priorities.

In the ethical space... there's a lack of size inclusion; we center diversity in our experience, marketing, and collaborations - and it is proven to convert.

In the size inclusive space... there's a lack of on-trend, luxe, and made-to-last pieces available to a fashion-forward consumer.

... in each of these categories, WRAY has a competitive advantage and is positioned to be a leader.

The Market

We believe WRAY is positioned to be a leader and destination in the ethical and size-inclusive markets, with a rapidly growing plus-size market and a cultural shift where 58% of consumers factor sustainability and ethics into their purchasing decisions.


SUSTAINABLE*
Reformation
MARA HOFFMAN
WRAY
Madewell
Selkie
UNIVERSAL STANDARD
jenni kayne
VINCE.
AFFORDABLE
HIGH-END
J.Crew
11 · HONORÉ
GOOD AMERICAN
asos
TARGET
ELOQUII
OLD NAVY
TORRID
ANTHROPOLOGIE
boohoo
PRETTYLITTLETHING
SHEIN
FAST FASHION

*These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

WRAY



Sustainabality P.8

Securing green, responsible, reliable manufacturing that offers living wages and benefits is at the root of WRAY's approach:

- **Manufacturing**: we use responsible factories, utilize closed loop production, sourcing environmentally conscious materials
- **Labor**: we ensure ethical working conditions with our production partners, assessed and approved based on the specific requirements of Fair Trade Good Practices (FTGP).
- **Packaging**: we utilize compostable reusable packaging, materials, manufacturing and shipping services.

Since 2015, we have achieved every single sustainability benchmark that companies are trying to achieve today.
By EOY 2022, WRAY plans to be completely green.
By EOY 2023, WRAY plans to launch a buy-back program, giving our pieces the second, third, and fourth life they are made to have, and contributing to the circular economy.

Culture is shifting...

New York and California are about to pass new legislation that will require fashion businesses to rapidly pivot their business models. **WRAY is ahead of the curve, already hitting all the benchmarks expected of sustainable and ethically produced brands.**

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



WRAY

Our Advantage

As a business already operating with industry-leading sustainability and ethics practices, we are able to use our size to our advantage: at our current scale WRAY is nimble, and able to pivot, react, and test styles in new drops -- scaling our assortment and volume as our customer base grows, and outpacing growth of larger competitors.

Where brands like Anthropologie or Old Navy have to reverse-engineer their product lines, and create demand to catch-up with market shifts, we are able to grow our business as our customer base grows, **positioning us to grow steadily to become a conglomerate ourselves, as a leader and pioneer in the ethical and size-inclusive fashion markets.**

WRAY

 
Product

Product is king at WRAY. Our designs are trend-setting, priced competitively with the contemporary market, and offer accessible luxury in sizes **XXS-6X**. We've sold 20,500 units this year, have a top style sell through rate of **91%** (69% within 30-days), and an AOV of **$239**, with markups on our popular items of **3.19x-7.92x**

Part of our "secret sauce" at Wray is to test a style in a drop and iterate on that silhouette or print across more SKUs -- amortizing our development costs while increasing our profits and revenue.

By using this approach, we've identified over a dozen "evergreen" SKUs that account for $1M+ a year, which we will keep in stock to acquire new customers.



Acid Floral
973 units sold
$108,203 in revenue



Lounge Sets
2,951 units sold
$585,255 in revenue



Rosemary Dress
1,089 units sold
$244,380 in revenue

P.10



W R A Y

Projections

IThese statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

2022 — $2.8 m

- 20,000 units sold with a steady increase of 50% year over year
- Flagship NYC brick and mortar opening
- Launched one of the industry's first high end extended size shoes
- First influencer collaboration with Kellie Brown and Jessica Torres with a combined audience reach of 635,000
- Partnered with Hulu and SNL wardrobe design for product placement
- Vogue coverage

2023 — $5.9 m

- Launch first A-list Celebrity collaboration (contract in process)
- Launch Wholesale through distribution partners
- Launch buyback & resale program
- Category expansion for extended size footwear
- First runway show for NYFW with international press coverage
- PR addition for celebrity placement

2024 — $16.3 m

- Addition of Tik tok strategist and marketing
- Brick and Mortar expansion Los Angeles store
- Category expansion activewear
- Netflix partnership
- Launch celebrity Tik Tok UGC campaign with musician Lizzo

2025 — $42.9 m

- Brick and Mortar expansion Portland and Chicago Store
- International warehousing partner for faster distribution
- Launch jewelry for all sizes
- Partner with Hilary Duff/WRAY INC. on childrenswear line

2026 — $116.7 m

- Corporate expansion for Europe
- Open Australia and Paris brick and mortar
- Launch homewear
- Category expansion Bridal
- Acquire a dedicated celebrity endorsement

WRAY

2022 Raise

Use of Funds

Team (10%) — Design & Production team expansion, Community Manager to focus on TikTok and Instagram growth, and Press Manager

Development & Production (60%) — Broaden & deepen SKU count, increase margins, expand into new categories including footwear

Marketing & Awareness (20%) — Celebrity design collaborations, IRL events and pop-ups in brick & mortar location, NYFW activation

Debt Restructuring (10%) — Paying off loans used for production



WRAY

In the Press



VOGUE

The Future of Plus–Size Sustainable Fashion Is Bright

"[WRAY] Serna, the designer, founder, and namesake of the brand, wholeheartedly acknowledges the lack of maximalist, size-inclusive fashion, despite the demand from plus-size customers. After expanding its size range in June 2020 to include extended sizes...Wray has seen unprecedented growth"



REFINERY29

This Aidy Bryant–Loved Indie Brand Launched Extended Sizes Today

"Another brand to add to [the] canon is **WRAY**, a New York-based line that recently entered Bryant's orbit — and the timing couldn't be better... The collection in question launched today on Wray's website — including the two chic-and-cheerful styles Bryant could be seen wearing around New York in the days leading up to the Season 2 premiere of Shrill.

"**WRAY**... has changed the game because it feels like the kind of cool-art-girl clothes that I've always been hunting for in plus-size clothes but could never get my hands on."

WHO WHAT WEAR

"**WRAY** designed the summer capsule I want to wear year-round..."The fact that an XS and a 6X can buy the same fire outfit, have the same customer experience and have the same style, it makes me really happy."

FASHIONISTA

WRAY

The below individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

As Seen On...


Dakota
Johnson

VOGUE

"The actress opted for casual vibes and a gingham sundress by New York-based contemporary label **WRAY**. Black check with a belted waist and lightweight double-faced cotton fabric, the look was ideal for a low key Sunday away from the glare of the spotlight."


Hilary
Duff

WHO WHAT WEAR

"**WRAY**... has changed the game because it feels like the kind of cool-art-girl clothes that I've always been hunting for in plus-size clothes but could never get my hands on." Aidy Bryant


Molly
Bernard

VOGUE

"I knew I wanted my pal Wray Serna, of **WRAY** to design my dress," Molly says. "I love her aesthetic and trusted that she would make something magical... I wanted to be chic, but also playful."


Sasheer
Zamata


Willa
Fitzgerald

WRAY

Influencer Fav


@itsmekellieb
152k IG followers


@marielle.elizabeth
70k IG followers


@colormecourtney
722k IG followers


@styleiisstyle
58k IG followers


@nicolettemason
220k IG followers


@greivy
54k IG followers


@theabbybible
117k TikTok followers


@kendramorous
141k TikTok followers


@modachrome
47k IG followers


@gabrielasage
25k IG followers

W R A Y

SUSTAINABLE ←—→ MODERN ←—→ INCLUSIVE

Why WRAY?

- **$2.9 million** in sales in a year (Sep '21 - Sep '22)
- **259%** YoY Growth (since 2019), with a repeat customer rate of 59**%**
- **$237B** market opportunity for extended women's apparel
- We believe competitors like Old Navy have **already stumbled**
- **We believe WRAY is ahead of the curve, already hitting all the benchmarks expected of sustainable and ethically produced brands.**

www.wray.nyc

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.